

January 24, 2013

Drew J. Pfirrman
Senior Vice President and General Counsel
M&T Bank Corporation
One M&T Plaza
Buffalo, New York 14203

Re: **M&T Bank Corporation**
   Amendment No. 1 to Registration Statement on Form S-4
   Filed January 9, 2013
   File No. 333-184411

Dear Mr. Pfirrman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Preferred Share Amendment Proposal, page 53

1. We note your response to prior comment 14. Please provide your unbundling analysis for the preferred share amendment proposal itself. Specifically, address whether there should be separate votes for each series being amended (Series A and Series C) and whether there should be separate votes for each term being amended (dividend rate and redemption provisions).

Background of the Merger, page 62

2. Please revise this section throughout to describe the terms initially proposed and changes to the terms during the process, as previously requested.

3. Please disclose the name of the "leading international consulting firm" retained by Hudson City in the first quarter of 2012, as previously requested.

4. Please describe the more stringent requirements that bank regulatory agencies had recently imposed for regulatory approval of acquisitions and whether the Hudson City

board believed those requirements would impede or prevent potential transactions with Parties A and B.

5.   On page 65 you indicate that in making its determination, Hudson City's board considered, among other things, M&T's status under the Dodd-Frank Act. Please revise to explain.

Opinion of M&T's Financial Advisor, page 79

6.   We note your response to prior comment 20 and we note that Item 4(b) of Form S-4 requires you to furnish Item 1015(b) of Regulation M-A information for any opinion materially relating to the transaction. Please tell us how you determined that quantification of the fee was not required.

Portfolio Restructuring and Other Post-Closing Actions, page 100

7.   Please expand this section to describe how you plan to restructure the Hudson City mortgage portfolio. In addition, discuss whether you plan to grow, decrease, or maintain the current magnitude of the Hudson City portfolio going forward, and explain how you intend to execute your plan.

The Merger Agreement

Covenants and Agreements, page 103

8.   The disclosure you added in response to prior comment 23 explained post-closing actions. Please describe the restructurings that will occur prior to closing.

        Please contact Laura Crotty at (202) 551-3563 or Michael Seaman at (202) 551-3366 with any questions.

                                        Sincerely,

                                        /s/ Michael Seaman for

                                        Suzanne Hayes
                                        Assistant Director